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        STOCK-BASED COMPENSATION ARRANGEMENT OF NON-EMPLOYEE DIRECTORS

Effective 11/1/97

Annual retainer -   1,000 shares of 25 CENTS par value common stock of the
          Company beginning on the date of the 1998 Annual Meeting of Shareholders with a transition payment of 500 shares in November 1997

Stock options -     Annual grant of options to purchase 1,000 shares of the
          Company's common stock on similar terms and conditions to stock options granted to officers of the Company beginning on the date of the 1998 Annual Meeting of Shareholders with a transition grant of 500 shares in November 1997

In each case, the number of shares will adjusted on the same basis as the number of employee stock options in the event of a stock split or other change in capital structure.

Deferred Compensation Plan for Non-Employee Directors

All or any part of compensation may be deferred. Deferrals will be credited solely in stock equivalents, and payment of benefits will be made solely in shares of the Company's 25 CENTS par value common stock.